                                         Andrew Chien

                                         President

                                         USChina Channel Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

April 16, 2007

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC   20549

Re:  USChina Channel Inc. (the "Company")

Registration Statement of Form SB-2/A

Amendment #5

File number: 333-137437

Attention:       John D. Reynolds

                 Assistant Director

                 Office of Emerging Growth Companies

                 Goldie B. Walker

                 Financial Analyst

Dear Sir or Madam:

Due to the conversation with Ms. Walker, I attached the link of the website of our company.

2. We note that USChina continues to include statements on its website referring to noncompliance with the federal securities laws. We have repeatedly asked for the underlying basis for these statements, which has not been provided to date. You have since characterized these statements as opinions. It would appear that parties whom you allege have not complied with the federal securities laws may determine to seek legal remedies against USChina. Please add a separate risk factor addressing this matter. For example, please refer to the statements of noncompliance previously or now included on your website. Please disclose that those statements were/are not based on findings by a court or regulatory body and are only your opinions. Also, disclose the possible legal remedies that could be pursued against USChina on account of such statements.

Reply: We cancel that article in the website, replaced by some SEC filings.

       The link of the website:

        http://www.uschinachannel.net/index/1

Thank you.

Sincerely Yours,

/s/Andrew Chien